UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

February 28, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 24, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a letter to update the information related to Official Notice No. 00425 sent by the SVS on January 14, 2005.

Attached is an English translation of the report that was filed with the SVS.

                                                                          EXHIBIT INDEX

Page
1. Letter related to Official Notice No. 00425	2

EXHIBIT 1

Santiago, February 24th, 2005

Rol S.V.S. No.  4272

Mr. Alejandro Ferreiro Yazigi

 Superintendent of Securities and Insurances

Superintendence of Securities and Insurances

Re.: Notice No. 00425 dated January 14th, 2005

Dear Sir:

Consistent with the indicated in the Notice of the reference, and in order to update the information sent to said Superintendence on January 18th, this year, we inform you the following:

1.- The producers of the Sierra Chata Consortium of the Neuquen Basin, responsible for supplying natural gas to the Nueva Renca Plant -owned by our subsidiary Sociedad Electrica Santiago S.A.-, are delivering alternative energy to the Argentine domestic market, in agreement with the regulations of said country (Resolution 659/04 of the Secretariat of Energy). The hereinbefore mentioned, has allowed the Sierra Chata Consortium to keep operating their natural gas export authorization to our country, without affecting the supply to the Nueva Renca Plant, which is currently operating with natural gas and at full-scale.

2.- Considering said contribution of alternative energy to the Argentine domestic market, the costs for the operation of the Nueva Renca plant currently amount to US$26,6/MWh, figure which is favorably compared with the amount of US$84/MWh, reported in our letter dated January 18th, 2005 corresponding to the operation with fuel oil.

3.- With regard to the effects that natural gas supply restrictions from Argentina have on AES Gener S.A., we indicate that they are still represented by the greater operational costs. So far it is not possible to define the quantification over results, as they depend, to a greater extent, on the different generation scenarios and variables of the power system.

                    Cordially,

 Francisco Castro Crichton

Chief Executive Officer (s)

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	February 28, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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